Exhibit 99.44

Bitfarms Announces Lease Financing for 1,000 New Generation Miners Adding 82 Petahash of Computing Power, Agreement to Amend Existing Loans and Provides Notice of Release of Second Quarter 2020 Financial Results

TORONTO & BROSSARD, Québec--(BUSINESS WIRE)--August 20, 2020--Bitfarms Ltd. (“Bitfarms” or the “Company”) (TSXV: BITF) is pleased to announce that it has entered into an equipment lease with BlockFills for 1,000 WhatsMiner M31S+ miners to be delivered and installed in approximately two weeks. BlockFills is the first electronic, off exchange, digital liquidity provider, operating an electronic communication network model. Bitfarms is also pleased to announce that is has reached an agreement, in principal, with Dominion Capital LLC (“Dominion”) to amend certain terms and conditions of two of its US$5,000,000 loan tranches. The maturity date of the Company’s US$5,000,000 loan tranche originally due April 17, 2021 will be extended to November 1, 2021. In addition, the Company’s loan tranche due June 20, 2021 will add a conversion feature that will allow Dominion to convert debt to equity at a rate of US$0.59 per common share, a premium of approximately 70% to the current market price of the Company’s shares. The aforementioned amendments are subject to TSXV approval and finalization of legal documentation.

Lease of 1,000 New Generation Miners

The Company has entered into an equipment lease with BlockFills for 1,000 WhatsMiner M31S+ miners for a term of 24 months and carries an implicit annual interest rate of 12%. The lease also includes a bargain purchase option which when exercised will transfer ownership of the equipment to Bitfarms at end of the lease term for a nominal amount. Bitfarms will make weekly lease payments that will fully retire the capitalized cost of the miners over the term of the lease.

Each WhatsMiner M31S+ miner produces an average of 82 terahash per second of computing power while consuming approximately 3.44 kWh of energy, or 42 joules per terahash. The mining hardware is expected to be fully operational within two weeks and will add approximately 82 petahash per second to the Company's installed computing power as well as consuming approximately 3.4 megawatts ("MW") of electricity. The new equipment will improve the Company’s computing efficiency to approximately 17 PH per MW further extending Bitfarms’ position as the most efficient publicly traded cryptocurrency miner in Canada in terms of computing power relative to electricity consumption.

Restructuring of Existing Notes

The Company has reached an agreement with Dominion to amend the second loan tranche of US$5,000,000 to extend the maturity date from the original due date of April 17, 2021 to November 1, 2021. The interest rate for the period from April 17 to November 1, 2021 will remain unchanged at 10% per annum. As consideration, Bitfarms will issue 1 million restricted shares to Dominion.

The Company has also reached agreement with Dominion to amend its third loan tranche of US$5,000,000 due June 20, 2021 to make it convertible, at the option of Dominion, into common shares of Bitfarms at a fixed conversion of US$0.59 per share, a premium of approximately 70% to the current market price of the Company’s shares.

“The restructuring of our second and third loan tranches with Dominion will provide valuable flexibility and additional time to build cash from operations to improve Bitfarms’ ability to meet its future commitments and obligations as it continues to grow and scale its business. Dominion have been great partners and supporters of Bitfarms as we continue to grow,” commented John Rim, COO and CFO of Bitfarms.

“We are also pleased to partner with BlockFills to lease 1,000 new generation miners, especially during this period when available mining equipment inventory is low. Bitfarms is working with BlockFills to enter into further lease financing over the next few weeks that will allow the Company to add even more operational capacity. Given the recent rise in Bitcoin prices, Bitfarms is well-positioned as mining economics continue to improve after the Bitcoin Halving this past May and we are excited to be able to continue with the execution of our growth strategy,” said Emi Grodzki, Interim CEO of Bitfarms.

Release of Second Quarter 2020 Financial Results

Bitfarms also announces it will release its second quarter 2020 results on Friday, August 28, 2020 prior to market open. The Company’s senior management will be hosting a webcast presentation at 10:00 AM Eastern Time on August 28, 2020 to discuss Bitfarms’ financial and operating results. The webcast presentation and registration link will be available on the Company’s website at www.bitfarms.com.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward- looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For investor and media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

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